Exhibit 99.1

Dejour Announces US$2.75 Million Equity Raise

Proceeds to Fund Ongoing Exploration and Development

Denver, Colorado, January 31, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces that the Company has entered into agreements to sell 9,176,667 million units at a price per unit of US$0.30, pursuant to a registered direct offering to institutional investors in the United States and a concurrent private placement in Canada offering the units to investors in Canada and offshore.  The Company expects the offering to result in gross proceeds of approximately US$2.75 million.  Each unit comprises one common share and 1/2 of a transferable common share purchase warrant.  The warrants will be exercisable at a price of US$0.35 per share and will expire 12 months from issuance.  Completion of the offerings, which is expected to occur on or about February 2, 2011, is subject to the satisfaction of customary closing conditions including, but not limited to, the approval of the TSX and the NYSE Amex.

Proceeds from this offering are targeted:
1.	To explore and further develop Dejour’s Canadian oil properties.
2.	To commence an exploratory drill program (permits approved in Q4 2010) at Dejour's South Rangely oil leasehold located in Colorado.
3.	To supplement working capital.

Sutter Securities, Incorporated, San Francisco, acted as the exclusive placement agent for the United States portion of the transaction.

The securities being offered in the United States will be issued directly by the Company pursuant to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-162677). This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus relating to the United States portion of this offering may be obtained at the SEC's website at http://www.sec.gov  or contact Craig Allison, Investor Relations, at 1-866-888-8230.

The securities being offered pursuant to the Canadian private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In addition, the securities being offered pursuant to the Canadian private placement will be subject to a four month hold.

Dejour insiders and affiliates will purchase 2 million units under these offerings.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE-Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about the pending financings that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the possibility that the closing conditions to the offerings will not be satisfied, the risk that the offerings might not be completed on the expected timeline or at all, the risk that the Company will raise fewer proceeds than expected, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com